TSX-V: EPZ
www.epzresources.com

NEWS RELEASE

Not for distribution to the United States newswire services or dissemination in the United States

ESPERANZA RESOURCES CORP. ANNOUNCES
RECEIPT FOR FINAL PROSPECTUS FOR QUALIFICATION OF UNITS UNDERLYING PREVIOUSLY ISSUED SPECIAL WARRANTS

Vancouver, B.C., June 20, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce that it has obtained a receipt (the “Receipt”) for its final short form prospectus (the “Prospectus”) filed in each of the provinces of Canada, except Quebec.

The Prospectus qualifies the distribution of 27,214,700 units (the “Units”) of the Company issuable upon the automatic exercise of 27,214,700 previously issued special warrants (the “Special Warrants”).  Each Unit consists of one common share (each, a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) of the Company.  Each Warrant entitles the holder to acquire one Common Share at a price of C$1.80 per share until May 24, 2017.  As previously announced the Special Warrants were issued on a private placement basis (the “Offering”) through a syndicate of agents co-led by Cormark Securities Inc. and National Bank Financial Inc. and including Canaccord Genuity Corp. and Stonecap Securities Inc.  The Offering closed on May 24, 2012 for total gross proceeds to the Company of approximately C$34 million.  The Special Warrants will be deemed to be exercised at 4:59 p.m. (Vancouver time) on June 25, 2012, being the third business day following the date of the Receipt.  A copy of the Prospectus and Receipt are available on SEDAR under the Company’s profile at www.sedar.com.

The TSX Venture Exchange (the “TSX-V”) has conditionally approved the listing of the Warrants.  Listing of the Warrants is subject to the Company fulfilling all of the listing requirements of the TSX-V.

This news release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

For further information, contact:

Esperanza Resources Corp.

William J. Pincus, Chairman

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the commencement of commercial production at Cerro Jumil, the corporate development of Esperanza Resources Corp., the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially. Please refer to a discussion of some of these risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.